FOR IMMEDIATE RELEASE

CENTRAL POWER AND LIGHT COMPANY, PUBLIC SERVICE COMPANY OF OKLAHOMA, SOUTHWESTERN ELECTRIC POWER COMPANY AND WEST TEXAS UTILITIES COMPANY SEEK ARTICLES AMENDMENTS AT SPECIAL MEETINGS; CENTRAL AND SOUTH WEST CORPORATION ANNOUNCES TENDER OFFER FOR CERTAIN PREFERRED STOCK OF CENTRAL POWER AND LIGHT COMPANY, PUBLIC SERVICE COMPANY OF OKLAHOMA, SOUTHWESTERN ELECTRIC POWER COMPANY AND WEST TEXAS UTILITIES COMPANY

    Dallas (March 17, 1997) The boards of directors of Central Power and Light Company (CPL), Public Service Company of Oklahoma (PSO), Southwestern Electric Power Company (SWEPCO) and West Texas Utilities Company (WTU), each a wholly-owned utility subsidiary of Central and South West Corporation (CSW) (NYSE:CSR), are soliciting proxies for use at special meetings of shareholders to be held on April 7, 1997 for CPL and on April 16, 1997 for PSO, SWEPCO and WTU. The special meetings are being held to consider an amendment to each subsidiary's Restated Certificate of Incorporation or Restated Articles of Incorporation, as applicable (the "Articles"). The amendment would remove a provision of the Articles that limits the subsidiaries' ability to issue unsecured debt, including short-term debt. These debt restrictions currently limit the subsidiaries' flexibility in planning and financing their business activities. Since financial flexibility and capital cost reduction are crucial factors to continued success in an increasingly competitive utility environment, the subsidiaries feel that they may ultimately be placed at a competitive disadvantage if the debt restrictions are not removed. Currently, many of the subsidiaries' competitors, including power marketers, independent power producers and other utilities who have taken similar action, are not hampered by these debt restrictions.

    If the proposed amendment is approved and adopted, PSO, SWEPCO and WTU, respectively will make a special cash payment in the amount of $1.00 per share to each preferred shareholder who voted in favor of the proposed amendment, provided that such shares are not tendered pursuant to CSW's tender offer. Those preferred shareholders who validly tender their shares will be entitled only to the purchase price per share listed below but not the cash payment. If the proposed amendment is approved and adopted, CPL will make a special cash payment in the amount of $0.25 per share to each preferred shareholder who voted in favor of the proposed amendment regardless of whether such holder has tendered shares pursuant to CSW's tender offer for CPL shares.

    In conjunction with the special meetings and proxy solicitations, CSW announced today that it will offer to purchase for cash any and all outstanding shares of preferred stock of PSO, SWEPCO and WTU and the 4.20% and 4.00% cumulative preferred stock of CPL. Preferred shareholders of PSO, SWEPCO and WTU are required to vote in favor of the amendment in order to tender their stock. In order to enable transferees of the preferred stock of PSO, SWEPCO and WTU after the record date to vote in favor of the proposed amendment, and thereby validly tender shares pursuant to CSW's tender offer, the preferred stock of PSO, SWEPCO and WTU will trade "with proxy" in the over-the-counter market beginning two days prior to the record date and ending with the expiration of the tender offer. Settlement of all trades of the preferred stock of PSO, SWEPCO and WTU during this period should include an assignment of proxy from the seller. Purchasers of the preferred stock of PSO, SWEPCO and WTU during that time period must obtain an assignment of proxy from the seller of such shares in order to participate in the tender offer. The tender offers commence on Tuesday, March 18, 1997 and are scheduled to expire at 5:00 p.m. central time on Wednesday, April 16, 1997, unless extended.

    CSW's tender offers for the preferred stock of PSO, SWEPCO and WTU are conditioned upon, among other things, the proposed amendment being approved and adopted at the special meeting. In addition, preferred shareholders have the right to vote for the proposed amendment regardless of whether they tender their shares.

    The series of preferred stock that CSW is offering to purchase and the applicable purchase prices are as follows:

                                                             PURCHASE PRICE
TITLE OF SERIES                                                (PER SHARE)
-----------------------------------------------------------  ---------------
Southwestern Electric Power Company,
Cumulative Preferred Stock ($100 par value)
    --6.95% Series.........................................     $  103.13
    --5.00% Series.........................................     $   78.53
    --4.65% Series.........................................     $   77.93
    --4.28% Series.........................................     $   71.73
Public Service Company of Oklahoma,
Cumulative Preferred Stock ($100 par value)
    --4.24% Series.........................................     $   71.06
    --4.00% Series.........................................     $   62.82
West Texas Utilities Company,
Cumulative Preferred Stock ($100 par value)
    --4.40% Series.........................................     $   69.11
Central Power and Light Company,
Cumulative Preferred Stock ($100 par value)
    --4.20% Series.........................................     $   70.39
    --4.00% Series.........................................     $   62.82

    The Dealer Managers for the tender offer are Goldman, Sachs & Co. and Smith Barney Inc. The Information Agent is D.F. King & Co., Inc. and the Depositary is The Bank of New York.

    CSW is a public utility holding company based in Dallas. CSW owns four electric operating subsidiaries in the United States, a regional electricity company in the United Kingdom, and non-utility subsidiaries that offer independent power production, telecommunications, energy efficiency and financial services.

    Media Contact: Larry Jones, senior communication consultant for Central and South West Corporation, 214-683-3703

    Financial community contact: Sharon R. Peavy, director of investor relations for Central and South West Corporation, 214-777-1277

    Internet inquiries: http://www.csw.com

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